SILVER STAR PROPERTIES REIT, INC.
2909 Hillcroft, Suite 420
Houston, Texas 77057

January 16, 2024

BY EDGAR

Perry Hindin and Blake Grady
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **Silver Star Properties REIT, Inc.**
DEFA14A, Filed January 5, 2023 (0001446687-24-000004)
DEFA14A, Filed January 5, 2023 (0001446687-24-000006)
File No. 001-41786

Dear Messrs. Hindin and Grady:

This letter is in response to (i) the letter (the "*Comment Letter*") dated January 12, 2024, from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission ("*SEC*") addressed to Silver Star Properties REIT, Inc. (the "*Company*") and (ii) a subsequent call from the Staff on January 12, 2024 to our counsel, Ben Chrisman of Winston & Strawn LLP, following the issuance of the Comment Letter. For ease of reference, the text of the Staff's comment is included below in bold-faced type, followed by the Company's response.

DEFA14A filed January 5, 2024 (0001446687-24-000004) and DEFA14A filed January 5, 2024 (0001446687-24-000006)

1.   **We note your responses to prior comments one and three and are unable to agree that the registrant has provided an adequate factual foundation for the following statements. Please refrain from including these or similar statements in future soliciting material. Please also note with respect to any future statements the registrant may make that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis):**

- **You will be with us as we forge ahead, committed to digging out of the hole that Hartman created and creating future profits for all stockholders.**

- **[Allen Hartman] is even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control.**

- **Hartman knowingly and intentionally caused significant [damages] to the company with the help of third parties.**

- **In addition to other claims, Hartman illegally used a lis pendens against the company and later admitted it was wrong**

- **Hartman wants to avoid the payment of significant damages to the company for his actions referred to above**

- **Hartman wants 5 prime properties of Silver Star for his family which constitutes a "greenmail transaction" to the detriment of the shareholders**

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Company respectfully acknowledges the Staff's comments concerning statements or assertions of opinion or belief and will act in accordance with the Staff's input in future filings.

If you have any questions, please feel free to contact our counsel, Don McDermett or Ben Chrisman of Winston & Strawn LLP, at 214-453-6388 and 214-453-6438, respectively.

Very truly yours,

/s/ Gerald Haddock

Gerald Haddock
Chief Executive Officer and Chairman of the
Executive Committee

cc: Don McDermett, Partner, Winston & Strawn LLP